ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Gregory C. Davis

T 415-315-6327

F 415-315-4802

gregory.davis@ropesgray.com

March 26, 2015

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Private Equity Fund, LLC (the “Fund”)
(File Nos. 333-199318 and 811-22973)

Dear Ms. Vroman-Lee:

We are writing to respond to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on January 16, 2015, January 26, 2015 and February 5, 2015 in connection with the above-referenced registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on October 15, 2014 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Fund’s comment response letter dated December 30, 2014, responding to the comments of the Staff provided by letter on November 14, 2014. The Staff’s additional comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

1. Comment: With respect to Comment and Response 2, please revise the second paragraph under the heading “Investment Objective and Strategies” as follows:

“Under normal circumstances ~~(and following an initial investment period that may last up to 18 months)~~, at least 80% of the Master Fund’s net assets (plus any borrowings made for investment purposes) will be ~~allocated to~~ invested in any of (i) private equity investments of any type, including primary and secondary investments in private equity~~, infrastructure and other private asset~~ funds (“Investment Funds”), and co-investment opportunities directly ~~or indirectly~~ in private equity operating companies ~~presented by one or more Investment Funds~~ (“Co-Investment Opportunities”), and (ii) securities of U.S. and non-U.S. entities (including exchange-traded funds and offshore funds), including those in emerging markets, listed on a national securities exchange, or foreign equivalent, that have a majority of their assets directly ~~or indirectly~~ invested in ~~or exposed to~~ private equity companies or have as their stated intention to have a majority of their assets invested in ~~or exposed to~~ private equity companies (“Listed Private Equity Companies”).”

Response: The Fund respectfully submits that the term “private equity” in the Fund’s name does not give rise to confusion regarding the Fund’s investments. The term “private equity” is commonly understood to refer to a type of investment strategy that is effectuated through the use of various types of investments across many different industries. Investment decisions based on this strategy may cause a “private equity” fund to have diversified exposure to many types of investments, including investment funds, direct equity investments in operating companies and other types of investments, including exchange-traded funds. Accordingly, the Fund respectfully submits that the term “private equity” refers to the Fund’s investment strategy, rather than to a specific type of investment or investments, or to a particular industry or group of industries.

The Fund notes that Rule 35d-1 under the 1940 Act does not apply to terms that suggest an investment objective or strategy. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (hereinafter FAQ), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. For this reason, the Fund respectfully submits that the use of the term “private equity” in the Fund’s name does not require the Fund to establish a policy of investing at least 80% of its assets in “private equity,” nor does it dictate the language used by the Fund to describe any such policy that it might otherwise choose to adopt. Notwithstanding the foregoing, the Fund intends to state a policy with respect to 80% of the Master Fund’s net assets. However, the Fund respectfully submits that the use of the term “private equity” in the Fund’s name does not constrain the Fund in crafting the wording of its policy in a manner that most closely aligns with the Fund’s investment strategy.

Separate and apart from the foregoing, with respect to the specific changes requested by the Staff, the Fund believes that including “infrastructure and other private asset funds” in the 80% test is appropriate because these funds are a subset of private equity funds. Infrastructure funds are funds that invest in basic physical systems and capital intensive essential services assets, including transportation, communication, energy, sewage, water and electric systems, and social systems. Private asset funds include real asset, metal and mining, energy and power, royalty, real estate, credit (including mezzanine debt and other debt) and merchant banking funds. In addition, the Fund believes that deleting the words “or indirectly” from the 80% test would be inappropriate because the Fund should be able to preserve the flexibility to invest through aggregation vehicles organized and operated by third-party private equity sponsors. Moreover, the Fund believes that the addition of the words “private equity” before “operating companies” would not be appropriate because the term “private equity” refers to an investment strategy, not a type of investment, and the phrase “private equity operating company” does not have any practical significance. Finally, the Fund believes that the words “exposed to” should not be deleted because they clarify that the Fund’s investment strategy may also be pursued through investments in aggregation vehicles and private equity sponsors. The Fund notes that a substantial portion of the 80% test was taken directly from the registration statements of ALPS/Red Rocks Listed Private Equity Fund and Altegris KKR Private Equity Fund.

With respect to the Staff’s suggestion that the parenthetical be deleted, the Fund acknowledges that its 80% test may be considered a proxy for investing “substantially all the proceeds from an offering in accordance with its investment objective.” See Guide 1 to Form N-2. The Fund notes, however, that certain types of investments described in its 80% test, including primary and secondary investments in private equity funds, may involve an investment period that is longer than six months due to the low trading volume and extensive financial analysis required to hold such investments in a manner that is consistent with the Fund’s investment objective and in the best interests of the Fund’s Investors. The Fund respectfully submits that it may take up to 18 months after funds are received to allocate portfolio assets across the various types of investments described in the Fund’s 80% test in a manner that the Adviser believes will most effectively contribute to the Fund’s investment objective. Accordingly, the second paragraph under the heading “Investment Objective and Strategies” will be revised as follows:

“Under normal circumstances ~~(and following an initial investment period that may last up to 18 months)~~, at least 80% of the Master Fund’s net assets (plus any borrowings made for investment purposes but excluding any funds received within the then immediately preceding 18 months) will be ~~allocated to~~ invested in or committed to any of (i) private equity investments of any type, including primary and secondary investments in private equity, infrastructure and other private asset funds (“Investment Funds”), and co-investment opportunities directly or indirectly in operating companies ~~presented by one or more Investment Funds~~ (“Co-Investment Opportunities”), and (ii) securities of U.S. and non-U.S. entities (including exchange-traded funds and offshore funds), including those in emerging markets, listed on a national securities exchange, or foreign equivalent, that have a majority of their assets directly or indirectly invested in or exposed to ~~private~~ operating companies or have as their stated intention to have a majority of their assets invested in or exposed to ~~private~~ operating companies (“Listed Private Equity Companies”).”

In addition to the foregoing, the Fund notes that even after an investment period that may last up to 18 months after funds are received, there may be circumstances following the sale of portfolio securities and prior to the identification and purchase of new investments in which at least 80% of the Master Fund’s assets will not be invested in securities described in the Fund’s 80% test. Without conceding that the Fund is subject to Rule 35d-1 under the 1940 Act, the Fund respectfully submits that it would not consider such circumstances to be “normal” because of the low trading volume and extensive financial analysis required to identify and purchase such investments in a manner that is consistent with the Fund’s investment objective and in the best interests its Investors. The Fund respectfully submits that a temporary investment of less than 80% of the Master Fund’s net assets in securities described in the Fund’s 80% test would not be inconsistent with the Fund’s investment objective and strategies. Accordingly, the following disclosure will be added after the second paragraph under the heading “Investment Objective and Strategies”:

“Notwithstanding the foregoing, the Master Fund may invest less than 80% of its net assets in securities described in the Fund’s 80% test under circumstances in which the Master Fund has sold portfolio securities prior to the identification and purchase of new investments in the normal course of business in accordance with the Fund’s investment objective and in the best interests of Investors.”

2. Comment: With respect to Comment and Response 3, please revise the disclosure to state that the Fund will not engage in co-investments alongside affiliates unless the Master Fund’s application for an exemption from Section 17(d) of the 1940 Act is granted or unless such investments are not prohibited by Section 17(d) or interpretations of Section 17(d) as expressed in SEC no-action letters, including Massachusetts Mutual Life Insurance Co., SEC No-Action Letter (Pub. Avail. June 7, 2000). Please also revise the disclosure to state that there is no assurance that the Master Fund’s exemptive application will be granted.

Response: The requested change will be made.

3. Comment: With respect to Comment and Response 6, please revise the disclosure to include the investment minimums for secondaries and co-investments.

Response: The Fund respectfully submits that secondaries and co-investments typically are not subject to investment minimums. Accordingly, no changes have been made to the disclosure.

4. Comment: With respect to Comment and Response 10, please delete the following sentence from the second paragraph under the heading “Eligible Investors”:

“The Adviser or the Administrator may from time to time impose stricter, or less stringent (to the extent consistent with applicable law or SEC or staff guidance), eligibility requirements.”

Response: The requested change will be made.

5. Comment: With respect to Comment and Response 13, please revise the disclosure to state that the Fund does not intend to borrow money for investment purposes during its first year of operations.

Response: In response to this comment, the following sentence will be added to the first paragraph under the heading “Borrowing”:

“The Fund does not intend to borrow money for investment purposes during its first year of operations.”

6. Comment: With respect to Comment and Response 14, please revise the disclosure to state that all or substantially all of the proceeds of the offering will be invested in accordance with the Master Fund’s investment objective within six months of the month in which such proceeds are received by the Fund, and explain why, pursuant to Guide 1 to Form N-2, the investment period may exceed three months.

Response: The Fund respectfully submits that an investment period of six months would not be in the best interests of the Fund’s Investors and that a longer investment period would be justified by the low trading volume of private equity investments and the amount of financial analysis required for such investments. The Fund notes that Guide 1 to Form N-2 provides for an investment period of up to two years for “Country Funds” (those that invest substantially all of their assets in securities of issuers organized under the laws of a single foreign country or region) and funds that invest primarily in “small businesses” (defined for purposes of Guide 1 as issuers having total assets of not more than $4 million). The Fund respectfully submits that the reasons justifying a longer investment period for these types of funds would also apply to a fund that invests primarily in private equity investments.

Guide 1 explains that a six-month investment period may not be in the best interests of a Country Fund’s shareholders “because of such factors as the relatively small market capitalization and low trading volume of the securities market available for foreign investment in the particular country.” Likewise, Guide 1 states that “[a]n extended investment period may be justified for [a fund that invests primarily in small businesses] because of the low trading volume of small business securities and the amount of financial analysis required for such investments.” The Fund respectfully submits that the logic of these two exceptions to the Division’s interpretation of Item 7 of Form N-2 extends also to a fund that invests primarily in private equity investments, which are characterized by low trading volume and involve extensive financial analysis.

Moreover, the Fund believes that the existing disclosure is appropriate because it indicates that certain aspects of the Fund’s intended portfolio allocation may take longer to implement than others. The Fund notes, for example, that certain types of investments described in its 80% test, including primary and secondary investments in private equity funds, may involve an investment period that is longer than six months due to the low trading volume and extensive financial analysis required to hold such investments in a manner that is consistent with the Fund’s investment objective and in the best interests of the Fund’s Investors. The Fund respectfully submits that it may take up to 18 months after funds are received to allocate portfolio assets across the various types of investments described in the Fund’s 80% test in a manner that the Adviser believes will most effectively contribute to the Fund’s investment objective. Accordingly, the Fund respectfully submits that the existing disclosure meets the requirements of Item 7 of Form N-2.

7. Comment: With respect to Comment and Response 18, please revise the disclosure under the heading “Indemnification of Investment Funds, Investment Fund Managers and Others” to state that the Fund will not indemnify the Investment Funds or their managers, officers, directors or affiliates for any disabling conduct set forth in Section 17(i) of the 1940 Act.

Response: The Fund notes that Section 17(i) of the 1940 Act expresses a limitation on indemnification provisions contained in any “contract or agreement under which any person undertakes to act as investment adviser of, or principal underwriter for, a registered investment company.” The Fund respectfully submits that Section 17(i) does not apply to the Fund’s indemnification of Investment Funds or their managers, officers, directors or affiliates, and the decision to indemnify the Investment Funds and their managers and others for such conduct should be left to the business judgment of the Adviser.

8. Comment: With respect to Comment and Response 22, please confirm supplementally that any exchange of shares of the SPV for Units of the Fund would be subject to Rule 13e-4 under the Securities Exchange Act of 1934.

Response: The Fund confirms that any exchange of shares of the SPV for Units of the Fund would be subject to Rule 13e-4 under the Securities Exchange Act of 1934 unless exemptive or no-action relief is obtained from such rule.

9. Comment: With respect to the fee table under the heading “Summary of Fund Expenses,” please include performance-based fees and allocations for the Fund’s first year of operations in the line for “Acquired Fund Fees and Expenses,” consistent with the calculation of acquired fund fees and expenses that is required by Instructions 10(f) and (g) to Item 3.1 of Form N-2. Please also adjust footnote 6 so that it no longer states that the acquired fund fees and expenses disclosed in the fee table do not reflect any performance-based fees or allocations.

Response: The requested change will be made.

10. Comment: Please confirm supplementally that the bullet-point risk disclosure appearing on the cover page of the Registration Statement will be included in the Subscription Booklet before the signature line. Please also file the form of Subscription Booklet as an exhibit to the pre-effective amendment to the Registration Statement.

Response: The Fund confirms that the bullet-point risk disclosure will be included in the Subscription Booklet before the signature line. The Fund confirms that the form of Subscription Booklet will also be filed as an exhibit to the pre-effective amendment to the Registration Statement.

11. Comment: With respect to the Fund’s fundamental policy that it may not concentrate investments in a particular industry or group of industries, please confirm supplementally that the Fund will consider the then-existing concentration of underlying investments, to the extent they are known to the Fund, when making additional investments.

Response: The Fund confirms that it will consider the then-existing concentration of underlying investments, to the extent they are known to the Fund, when making additional investments.

12. Comment: With respect to Comment and Response 12, please explain to us in greater detail the nature of the Master Fund’s commitment to an Investment Fund, including whether the commitment is considered a loan. Please also confirm supplementally that the Fund will not count the amount of such commitment toward the 80% test described in the second paragraph under the heading “Investment Objective and Strategies.”

Response: The Fund notes that an investment in an Investment Fund typically obligates the Master Fund to commit a certain amount of capital to the Investment Fund as a condition of admission to the Investment Fund. However, the amount of capital committed to an investment in an Investment Fund is generally not immediately invested and is instead drawn down and invested over time, as underlying investments are identified by the Investment Fund’s manager. Although the Master Fund’s commitment to an Investment Fund creates an obligation to fund capital calls up to the amount committed, the Fund does not believe that the commitment is a “loan” to the Investment Fund unless it is structured as such by the Investment Fund.

The Fund notes that the extent to which the Master Fund may be “over-committed” pursuant to its “commitment strategy” may represent a form of leverage that may be subject to Section 18 of the 1940 Act. The Fund respectfully submits that the Master Fund will segregate liquid assets on the books of the Master Fund in an amount at least equal to its commitments or, to the extent that such commitments exceed the value of such liquid assets, will maintain asset coverage of at least 300% in accordance with Section 18 of the 1940 Act. As discussed previously, the Fund respectfully submits that it should have the ability to count the amount of such commitments to Investment Funds toward its 80% test. For an explanation of the rationale for such position, please see the response to Additional Comment 1.

13. Comment: With respect to Comment and Response 22, please explain supplementally whether the Adviser will recoup fees from the SPV.

Response: The Fund respectfully submits that it wants to reserve the flexibility to have the Adviser recoup fees from the SPV if the Fund determines that such an arrangement would be permitted by law and would be in the best interests of the Fund’s Investors.

14. Comment: With respect to Comment and Response 22, please revise the disclosure to state that the Master Fund will not transfer portfolio securities to the SPV unless such transfers are not prohibited by Section 17(a) or Section 17(d) of the 1940 Act or unless the Fund has obtained an exemptive order or received no-action relief from the requirements of Section 17(a) and Section 17(d) of the 1940 Act. Please also revise the disclosure to state that there is no assurance that any such exemptive or no-action relief will be granted.

Response: The requested change will be made.

* * * * *

We hope that the foregoing responses adequately address the Staff’s additional comments. Should you have any further questions or comments, please do not hesitate to contact me at (415) 315-6327 or Nathan Somogie at (617) 951-7326.

Very truly yours,

/s/ Gregory C. Davis

Gregory C. Davis, Esq.

cc:	Lewis Collins, AMG
Kara Zanger, Pantheon Ventures
Nathan D. Somogie
Colleen B. Meyer